State of Illinois
Office of
The Secretary of State

Whereas,

ARTICLES OF INCORPORATION OF
CORPORATE INVESTMENTS GROUP LIMITED INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 7TH day of JUNE A.D. 19 95 and of the Independence of the United States the two hundred and 19TH .

George H Ryan

Secretary of State

C-212.1